March 9,
2006


Mail Stop 4561

Peter Russo
111 North Branch Street
Sellersville, PA  18960

      Re:	Delta Mutual, Inc.
		Form 10-KSB for the year ended December 31, 2004
	Forms 10-QSB for the quarters ended March 31, 2005, June 30, 2005, and September 30, 2005
		File No. 000-30563

Dear Mr. Russo:

      We have reviewed your response letter dated February 2, 2006 and have the following additional comments.

Form 10-KSB

Note 5 Investment In Joint Ventures, pages F-18 - F-19

1. We have read and considered your response to comment three. Please refer to Note 4 on page 11 within Form 10-QSB for the period ending
March 31, 2005. Given that you and another entity, Hi-Tech, each own 45% of Delta-Envirotech, please clarify to us how you determined that you will absorb a majority of Delta-Envirotech`s expected losses in concluding that you are the primary beneficiary. Refer to paragraphs 14, 16 and 17 of FIN 46 (R).

Note 6 - Convertible Debt, pages F-19 - F-20

2. Your response to comment five does not address completely our request for additional information. We note that you plan to restate your financial statements due to the accounting for the beneficial conversion feature on the convertible debt under EITF 98-5 and EITF
00-27.  On December 1, 2005 the Staff issued Current Accounting
and
Disclosure Issues in the Division of Corporation Finance, which is available on our website at
http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.  Based on the
guidance in Section II.B of this release, you should reevaluate your
accounting for the convertible debt issued. For each of the convertible debt as disclosed in Note 6, please explain to us your consideration of this guidance as follows:
* Explain to us how you considered the criteria in paragraph 12(a)
-
12(c) of SFAS 133 and the scope exception of paragraph 11(a) of
SFAS
133 in your evaluation of the conversion feature associated with these notes to determine whether it was an embedded derivative that met the criteria for bifurcation under SFAS 133.
* Provide us with your analysis for each transaction using the conditions outlined in paragraph 4 and 12-32 of EITF 00-19 to support your conclusion relating to paragraph 11(a) scope exception of
SFAS
133. In this regard, it appears that these notes may not meet the definition of conventional convertible in paragraph 4 of EITF 00-19 since the notes have a feature wherein the conversion price is reset if you issue shares at a price less than the fixed conversion price in the notes and, as a result, further analysis under paragraphs 12-
32 of this guidance is required.
* If the scope exception of paragraph 11(a) were not met, tell us why you have not considered the conversion feature to be embedded derivatives that is subject to classification and measurement at fair value. Also, please be advised that a beneficial conversion feature is not applicable when the conversion feature is bifurcated.

3. With respect to the warrants issued in connection with the convertible debt, please tell us how you analyzed the warrants under
SFAS 133 and EITF 00-19 as follows:
* Explain to us if the warrants require net settlement pursuant to paragraph 6(c) of SFAS 133.
* Explain to us how you considered the criteria in paragraph 11(a) of
SFAS 133 in your evaluation of whether the warrants met the scope exception of paragraph 11(a) of SFAS 133.
* Provide us with your analysis using the conditions outlined in paragraphs 12 to 32 of EITF 00-19 to determine whether the warrants should be classified in equity or as a liability.
* Tell us if the warrant agreements include registration rights and/or liquidated damages provisions and provide copies of the warrant agreements.
* If the scope exception of paragraph 11(a) has not been met, tell us why you have not classified the warrants as a liability, initially measured at fair value, with changes in fair value reported in earnings and disclosed in the financial statements.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.


      You may contact Yolanda Crittendon, Staff Accountant, at
(202)
551-3472 or the undersigned at (202) 551-3414 if you have questions.




							Sincerely,



            Jorge Bonilla
      Senior Staff Accountant




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Peter Russo
Delta Mutual, Inc.
March 9, 2006
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